Exhibit 99.1

The table below sets forth the date, quantity and prices for the Common Shares of Western Asset/Claymore Inflation-Linked Securities & Income Fund (the “Issuer”) purchased by Cascade Investment, L.L.C. (“Cascade”) during the time specified.

For the acquisitions through the Issuer’s dividend reinvestment plan, Cascade has provided the price per share calculated based on the formula described in the dividend reinvestment plan.

For the acquisitions in the public market, Cascade has provided the weighted-average and the ranges of the price paid per share.  Cascade undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased at each separate price.  All of the transactions were effected on the New York Stock Exchange or through Electronic Communication Networks.

Transaction Date	Nature of Transaction	Quantity	Price Paid Per Share ($)	Range of Price Paid per Share ($)
12/23/14	Acquisition in the public market	9,200	$11.4602	$11.4500 - $11.4700
1/8/15	Acquisition in the public market	21,400	$11.5712	$11.5450 - $11.6000
1/9/15	Acquisition through dividend reinvestment plan	15,056	$11.6874	—
1/9/15	Acquisition in the public market	20,353	$11.5661	$11.5500 - $11.6000
1/12/15	Acquisition in the public market	6,900	$11.5805	$11.5550 - $11.5900
1/14/15	Acquisition in the public market	5,000	$11.6399	$11.6350 - $11.6400
1/15/15	Acquisition in the public market	453,694	$11.6800	$11.6800 - $11.6800